

Investor and Media Contact:
Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Second Quarter 2004 Results

| | Three months ended | | |
| | Jun. 30, | Mar. 31, | Jun. 30, |
($ millions)	2004	2004	2003
Total Revenues	$27.8	$29.4	$45.7
Net (Loss) Income	($9.1)	($7.2)	$9.2
(Loss) Income per Share Diluted	($0.25)	($0.20)	$0.25
Cash, Cash Equivalents and Short-Term Investments	$32.3	$32.0	$54.0
Minutes of Use (billions)	10.2	11.3	10.0
Total DS-0 Equivalent Lines in Service	415,737	407,394	403,751

- *Revenues decreased by 5.4% and net loss increased by 26.4% from previous quarter*
- *Total minutes of use decreased by 9.7% and total lines increased by 2.0% from the previous quarter*
- *Entered into secured financing agreement with Merrill Lynch Capital in which Pac-West may borrow up to $10.0 million for acquisition of assets.*

Stockton, CA – July 28, 2004 – Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of broadband communications services to service providers and enterprise customers in the western U.S., today announced its results for the quarter ended June 30, 2004.

Hank Carabelli, Pac-West's President and CEO, commented, "While our reported financial results for the quarter were not in line with our expectations, we continued to execute our strategy to build our foundation for renewed growth. These efforts are focused on two key areas: growing our customer base through expanded coverage and products, and evolving our network for greater efficiencies and attracting new types of business.

In the first half of 2004, we greatly increased the addressable market for enterprise customers on our facilities-based network, expanding the number of customers to which we are able to cost-effectively offer our services. We also expanded our product suite, introducing new products that support IP-PBXs and facilitate high-speed data between customer sites.

In the second half of 2004, we anticipate further expansion of the markets we serve as well as releasing additional services that enable ISPs and other carriers to provide broadband and bundled voice services to end-users in California. Specifically, we will be introducing a new service, which enables other communications providers access to our infrastructure as an alternative to the incumbent networks, or building and managing their own infrastructures. We are optimistic that our investment in this offering has the potential to enhance revenue in future periods.

We continue to transition our network to a packet switched network to increase efficiencies and attract these new types of business. In the first half of 2004, we upgraded our managed dial access network to a VoIP enabled platform, made substantial progress towards the preparation of our facilities and the design of the database supporting our next-generation Tekelec switch, and continued to scale our VoIPpro offering to accommodate the needs of a growing audience of enterprise IP customers. We are encouraged by the early results of these efforts, and anticipate increasing traction on our growth plans throughout the year."

Ravi Brar, Pac-West's CFO, added, "Second quarter revenues were lower than revenues in the first quarter of 2004 primarily due to lower minutes of use. In particular, we experienced lower minutes of use in April and May, with June returning to expected levels. In addition, revenues were lower than the same quarter a year ago mainly because revenues in the second quarter of 2003 included a combined $10.0 million for cash received for services in prior periods from both SBC California and Verizon Communications, and a lower rate per minute in the second quarter of 2004 under the terms of the Federal Communications Commission (FCC) ISP Order.

During the second quarter, Pac-West entered into a $10.0 million secured financing arrangement with Merrill Lynch Capital. We intend to use the funds to upgrade our network and increase capacity as we continue to improve the fundamentals of our business. Subsequent to the second quarter, Pac-West entered into a Settlement Agreement in which SBC California agreed to pay Pac-West $4.8 million to resolve various disputes."

Revenues

Pac-West's total revenues for the second quarter of 2004 decreased 5.4% to $27.8 million from revenues of $29.4 million in the first quarter of 2004. This decrease was principally caused by lower intercarrier compensation following lower minutes of use. Revenues for the second quarter of 2004 decreased 39.2% from revenues of $45.7 million in the second quarter of 2003. This was mainly because the second quarter of 2003 included a combined $10.0 million in revenues for cash received for services in prior periods from both SBC California and Verizon Communications. The Company also received lower revenues per minute of use in 2004 as required by a FCC order. This order lowered the rate per minute from $.0010 to $.0007, or 30%, the Company receives for intercarrier compensation, which went into effect during June 2003. This June 2003 rate decrease was the final of three rate reductions contemplated by the order.

Expenses

Network expenses increased 5.7% to $11.1 million in the second quarter of 2004 from $10.5 million in the first quarter of 2004. This increase was mainly because the Company recognized increased transport costs under a California Public Utilities Commission ruling that went into effect during February 2004. Network expenses increased 58.6% from $7.0 million in the second quarter of 2003. This was mainly because network expenses for the second quarter of 2003 included $4.1 million in negotiated supplier credits.

Selling, general and administrative expenses were relatively constant at $14.3 million in the second quarter of 2004, $14.2 million in the first quarter of 2004 and $14.3 million in the second quarter of 2003.

Net Loss

Net loss for the second quarter of 2004 increased 26.4% to $9.1 million from net loss of $7.2 million for the first quarter of 2004, whereas net income was $9.2 million for the second quarter of 2003. These movements were principally due to reduced revenues and higher network expenses as discussed above.

EBITDA

EBITDA (earnings before interest, net, income taxes, depreciation and amortization) for the second quarter of 2004 decreased 57.4% to $2.0 million from EBITDA of $4.7 million for the first quarter of 2004. This decrease was principally due to reduced revenues and higher network expenses as discussed above. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, the Company believes EBITDA is a common measure used by analysts and investors to evaluate its capacity to meet its obligations. Management also uses EBITDA as an internal measurement tool and accordingly, believes that the presentation of EBITDA provides useful and relevant information. EBITDA for the second quarter of 2004 decreased 91.8% to $2.0 million from EBITDA of $24.3 million for the second quarter of 2003. This decrease was principally due to reduced revenues and higher network expenses as discussed above. The reconciliation of EBITDA to operating cash flow for the periods presented is:

	Three months ended		
($ millions)	Jun. 30, 2004	Mar. 31, 2004	Jun. 30, 2003
EBITDA	$2.0	$4.7	$24.3
Changes in operating assets and liabilities	3.4	(1.9)	(10.8)
Interest expense, net	(3.0)	(2.8)	(3.4)
Amortization of deferred stock compensation	0.1	-	-
Operating cash flow	$2.5	$0.0	$10.1

Liquidity

As of June 30, 2004, the Company's cash, cash equivalents and short-term investments increased to $32.3 million from $32.0 million at March 31, 2004. During the second quarter of 2004, Pac-West entered into a secured financing arrangement with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., pursuant to which Pac-West may borrow up to an aggregate amount of $10.0 million, subject to certain conditions. This financing arrangement is structured in a manner that provides for multiple credit facilities up to an aggregate of $10.0 million with each facility having separate closing dates and repayment schedules. Pac-West has used, and intends to continue to use, the proceeds of this financing arrangement to acquire new telecommunication switch and related equipment, which secure borrowings under this financing arrangement. As of June 30, 2004, Pac-West had borrowed approximately $2.4 million under this financing arrangement.

Minutes of Use, Customer Line Retention, and Lines in Service

Total minutes of use decreased 9.7% to 10.2 billion in the second quarter of 2004 from 11.3 billion in the first quarter of 2004. The Company believes this decrease was primarily due to lower call volume and duration from Internet service provider customers in April and May of 2004, with June returning to expected levels. Total minutes of use increased 2.0% from 10.0 billion in the second quarter of 2003.

Annualized enterprise customer line retention in the second quarter of 2004 was 91.0%, compared to 92.3% in the first quarter of 2004 and 91.9% in the second quarter of 2003. Annualized SP customer line retention in the second quarter of 2004 was 87.5%, compared to 87.3% in the first quarter of 2004 and 92.0% in the second quarter of 2003.

As Pac-West customers continue to move more towards usage-based rather than line-based services, we anticipate that minutes of use will become a more relevant operational metric than lines in service. Total DS-0 equivalent lines in service, which include enterprise and SP on-network DS-0 line equivalents, increased 2.0% to 415,737 at June 30, 2004 from 407,394 lines at March 31, 2004, and increased 3.0% on a year-over-year basis from 403,751 lines at June 30, 2003.

SP equivalent lines were relatively constant at 346,660 lines at June 30, 2004, 340,765 lines at March 31, 2004, and 342,952 lines at June 30, 2003.

Enterprise on-network DS-0 equivalent lines increased 3.7% to 69,077 at June 30, 2004 from 66,629 lines at March 31, 2004, and increased 13.6% on a year-over-year basis from 60,799 lines at June 30, 2003.

Investor Call

Management is holding an investor conference call on Thursday, July 29, 2004 at 8:30 a.m. PT/11:30 a.m. ET to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on Pac-West's website at www.pacwest.com/investor. A replay will be available through August 12, 2004 by dialing 1-800-642-1687 or 706-645-9291 (ID# 8530412), or on Pac-West's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on Pac-West's website at www.pacwest.com/investor/supplemental. Pac-West's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980 and first incorporated in 1981, Pac-West Telecomm, Inc. has been offering telephone service to its customers since 1982. Pac-West is currently one of the largest competitive local exchange carriers headquartered in California. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC.

Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the declining rate at which intercarrier compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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Pac-West Telecomm, Inc.
CONDENSED CONSOLIDATED STATEMENTS
OF OPERATIONS
(Unaudited in thousands except per share data)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Revenues	$ 27,837	$ 45,723	$ 57,260	$ 76,238
Costs and expenses				
Network expenses	11,148	7,005	21,640	17,703
Selling, general and administrative	14,299	14,251	28,530	29,455
Depreciation and amortization	8,130	10,184	17,215	24,050
Restructuring charges	379	125	379	125
Total operating expenses	33,956	31,565	67,764	71,333
(Loss) income from operations	(6,119)	14,158	(10,504)	4,905
Interest expense, net	2,998	3,402	5,779	6,392
Other (income) expense	(12)	8	(16)	17
(Loss) income before income taxes	(9,105)	10,748	(16,267)	(1,504)
Income tax expense (benefit)	-	1,577	3	(351)
Net (loss) income	$ (9,105)	$ 9,171	$ (16,270)	$ (1,153)
Basic weighted average number of shares outstanding	36,632	36,451	36,620	36,450
Diluted weighted average number of shares outstanding	36,632	36,773	36,620	36,450
Basic and diluted net (loss) income per share	$ (0.25)	$ 0.25	$ (0.44)	$ (0.03)

CONDENSED CONSOLIDATED BALANCE SHEETS

($ thousands)	June 30, 2004 (unaudited)	Dec. 31, 2003
Cash, cash equivalents and short-term investments	$ 32,307	$ 34,657
Trade accounts receivable, net	9,508	7,713
Prepaid expenses and other current assets	4,308	4,576
Deferred tax assets	-	3,467
Total current assets	46,123	50,413
Property and equipment, net	110,422	121,211
Deferred financing costs, net	1,404	1,635
Other assets, net	2,324	943
Total assets	$ 160,273	$ 174,202
Accounts payable and accrued liabilities	$ 10,878	$ 11,133
Other current liabilities	12,004	11,957
Total current liabilities	22,882	23,090
Long-term debt	60,005	54,523
Capital lease payable	871	191
Deferred revenue	400	467
Deferred income taxes	-	3,467
Total liabilities	84,158	81,738
Stockholders' equity	76,115	92,464
Total liabilities and stockholders' equity	$ 160,273	$ 174,202

Certain prior period amounts have been reclassified to conform to current period presentations.